ORIENTAL RISE HOLDINGS LIMITED

March 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C., 20549

Attn:	Julie Sherman Terence O'Brien Conlon Danberg Margaret Schwartz

Re:	Oriental Rise Holdings Limited (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333-274976) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Oriental Rise Holdings Limited hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on March 28, 2024 or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Company acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly yours,

Oriental Rise Holdings Limited

By:	/s/ Dezhi Liu
Name:	Dezhi Liu
Title:	Chief Executive Officer and Chairman